1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 28, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

VOTING RESULTS OF THE SPECIAL GENERAL MEETINGS
HELD ON 27 FEBRUARY 2007

At the Special General Meetings of the Company held on 27 February 2007, all resolutions approving, amongst the other things, the Non-Exempt Continuing Connected Transactions for the three financial years ending 31 December 2009, the Extension Agreement in relation to such Non-exempt Continuing Connected Transactions, the proposed amendments to the Articles of Association of the Company, the proposed issuance of long-term corporate bonds, the discloseable transactions in relation to the share reforms and mergers of Shandong Aluminum and Lanzhou Aluminum with the Company, the proposed issuance of A shares by the Company, the connected transaction in respect of the share exchange by the Company with Lanzhou Aluminum Factory upon the implementation of the Lanzhou Merger Proposal, were duly passed by the Shareholders by way of poll.

References are made to:

(1)

the Notice of Special General Meeting of Aluminum Corporation of China Limited ("the Company") dated 27 December 2006 as amended by an announcement of the Company dated 9 February 2007 and a circular dated 27 December 2006 in respect of a Special General Meeting to be held on 27 February 2007 at 10.00 a.m. relating to (a) the Non-Exempt Continuing Connected Transactions for the three financial years ending 31 December 2009; (b) the Extension Agreement for such Non-exempt Continuing Connected Transactions; (c) the general authorisation to the Board relating to such Non-exempt Continuing Connected Transactions; (d) the proposed amendments to the Articles of Association of the Company; and (e) the proposed issuance of long-term corporate bonds by the Company; and

(2)

the Notice of Special General Meeting of the Company dated 12 January 2007 as amended by a notice dated 17 January 2007 and a circular dated 17 January 2007 in respect of a Special General Meeting to be held on 27 February 2007 at 10.30 a.m. relating to (a) the discloseable transaction in relation to the share reform and merger of Shandong Aluminum with the Company; (b) the discloseable transaction in relation to the share reform and merger of Lanzhou Aluminum with the Company; (c) the authorisation to the Company to issue A shares, and (d) the connected transaction in respect of the share exchange by the Company with Lanzhou Aluminum Factory upon the implementation of the Lanzhou Merger Proposal.

Capitalised terms used in this announcement have the same meanings as defined or adopted in the Notices of Special General Meeting and as amended.

The Directors are pleased to announce that all resolutions for approving the matters mentioned above were duly passed by way of poll at the Special General Meetings held on 27 February 2007.

As at the date of the Special General Meetings, the issued share capital of the Company has a total of 11,649,876,153 shares, comprising 7,705,910,185 Domestic Shares, representing approximately 66.15% of the entire issued share capital and 3,943,965,968 overseas listed foreign invested shares (H shares) accounting for approximately 33.85% of the entire issued share capital.

Since the Non-exempt Continuing Connected Transactions for the three financial years ending 31 December 2009 are to be entered into between the Company and Aluminum Corporation of China ("Chinalco"), Chinalco, holding 4,612,161,060 Domestic Shares or representing 39.59% of the total issued share capital of the Company as at the date of the Special General Meetings, refrained from voting on the ordinary resolutions relating to the Non-exempt Continuing Connected Transactions for the three financial years ending 31 December 2009. As stated in the Circular of the Company dated 17 January 2007, and to avoid appearance of conflicts of interest, Chinalco also refrained from voting at the special resolution in relation to the share reform and merger of Lanzhou Aluminum with the Company and refrained from voting at the ordinary resolution in relation to the share exchange by the Company with Lanzhou Aluminum Factory, which upon the implementation of the Lanzhou Merger Proposal is a connected transaction under the Hong Kong Listing Rules. Chinalco and its associates are entitled to vote at the rest of the resolutions at the Special General Meetings.

Hong Kong Registrars Limited, the H share registrar of the Company, acted as the scrutineer for the vote taking at the Special General Meetings. The number of Shares represented by votes for and against the respective resolutions at the Special General Meetings were as follows:

Special General Meeting held on 27 February 2007 at 10.00 a.m.

Ordinary		Total number of shares
resolutions	Summary of the resolutions	For	Against
1	Continuation of the Non-exempt Continuing Connected Transactions and the proposed annual caps for such continuing connected transactions for the three financial years ending 31 December 2009	5,616,586,275 (99.9504%)	2,785,725 (0.0496%)
2	The entering into of the Extension Agreement in respect of such Non-exempt Continuing Connected Transactions for the three financial years ending 31 December 2009	5,616,694,050 (99.9523%)	2,677,950 (0.0477%)
3	The Board be authorised to do further acts and things to implement and/or give effects to such Non-exempt Continuing Connected Transactions	5,615,875,550 (99.9378%)	3,496,450 (0.0622%)

Special		Total number of shares
resolutions	Summary of the resolutions	For	Against
1	The proposed amendments to the Articles of Association of the Company as set out in the Circular of the Company dated 27 December 2006	10,227,134,060 (99.9570%)	4,399,000 (0.0430%)
2

The proposed issuance of long-term corporate bonds by the Company in the principal amount of up to RMB5 billion and the Board be authorised to do such further acts and things to effect the proposed issuance of such long-term corporate bonds

		9,573,005,105 (100%)	0 (0%)

Special General Meeting held on 27 February 2007 at 10.30 a.m.

Special			Total number of shares
resolutions	Summary of the resolutions		For	Against
1	The discloseable transaction relating to the share reform and merger of Shandong Aluminum with the Company		10,218,395,210 (99.9987%)	131,250 (0.0013%)
2	The discloseable transaction relating to the share reform and merger of Lanzhou Aluminum with the Company		5,606,234,150 (99.9977%)	131,250 (0.0023%)
3	Subject to approval by the China Securities Regulatory Commission, the issue of Chalco A Shares as set out below:
	1.	Type of securities to be issued: RMB denominated ordinary shares (Chalco A Shares)	10,218,395,210 (99.9987%)	131,250 (0.0013%)
	2.	Nominal Value:	10,218,395,710	133,750
		RMB1.00 each	(99.9987%)	(0.0013%)
	3.	Number of Chalco A Shares to be issued: Not more than 1,500,000,000 shares	10,218,346,460 (99.9982%)	180,000 (0.0018%)
	4.	Target subscribers: All shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives	10,218,415,835 (99.9989%)	110,625 (0.0011%)
	5.	Issue price: RMB6.60 per share	10,218,338,335 (99.9982%)	188,125 (0.0018%)
	6.	Place of listing: The Shanghai Stock Exchange	10,218,376,460 (99.9985%)	150,000 (0.0015%)
7.

Upon completion of the issue of Chalco A shares (the "Issue"), the existing and new shareholders of the Company shall be entitled to share the Company's cumulative retained profits at the time of such Issue

			10,218,398,960 (99.9988%)	127,500 (0.0012%)
	8.	The Company will not raise fund by this Issue	10,218,448,960 (99.9992%)	77,500 (0.0008%)
	9.	The Board or the Chairman or any person authorized by the Chairman be authorized to make all necessary amendments to the proposed changes to the Articles of Association of the Company for the Issue	10,218,383,585 (99.9986%)	142,875 (0.0014%)
	10.	The Board or the Chairman or any person authorized by the Chairman be authorized to determine and deal with at its discretion and with full authority the matters in relation to the Issue	10,218,365,835 (99.9984%)	160,625 (0.0016%)
	11.	The authorization shall be valid for 12 months from the date of the passing of this resolution	10,218,367,710 (99.9984%)	158,750 (0.0016%)

Ordinary		Total number of shares
resolutions	Summary of the resolutions	For	Against
4	The share exchange of Chalco A Shares by the Company for the non-tradable Shares of Lanzhou Aluminum held by Lanzhou Aluminum Factory	5,606,231,650 (99.9976%)	133,750 (0.0024%)

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 27 February 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary